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September 2, 2025

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Rucha Pandit Donald Field

RE:	Aura Fat Projects Acquisition Corp Revised Preliminary Proxy Statement on Schedule 14A Filed August 22, 2025 File No. 001-41350

On behalf of Aura Fat Projects Acquisition Corp (the “Company”), we are hereby responding to the letter dated August 27, 2025, (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”), regarding the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed on August 22, 2025 (the “Preliminary Proxy”). In response to the Comment Letter, and to update certain information in the Preliminary Proxy, the Company is submitting Amendment No. 2 to the Preliminary Proxy (the “Amended Proxy”) today.

Capitalized terms used but not defined in this letter have the meanings as defined in the Amended Proxy.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Securities and Exchange Commission

September 2, 2025

Revised Preliminary Proxy Statement on Schedule 14A filed August 22, 2025

Risk Factors, page 20

1.	We note your revised disclosure in response to prior comment 1 and reissue it in part. Please revise here to clearly acknowledge that your initial public offering registration statement also included disclosure on winding up and redeeming your public shares in the event that you were unable to complete an initial business combination by the termination date. In this regard, we note your prior disclosure that if you are “unable to complete the Initial Business Combination within [the original termination date], [you will] . . . (i) cease all operations except for the purpose of winding up [and] (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to the company . . ., divided by the number of then outstanding public shares” (emphasis added). Additionally, please discuss the risks to the company of now seeking this extension beyond July 18, 2025 and not complying with your prior disclosure on winding up and redeeming public shares.

Response: The Amended Proxy has been revised on page 18 in the “Questions and Answers about the Extraordinary General Meeting” section and page 20 in the “Risk Factors” section acknowledging that the Company, by seeking the Extension, is also acting contrary to the disclosures made in its initial public offering registration statement, and has included the potential risks to the Company and its directors of now seeking to extend past the July 18, 2025 termination date.

General

2.	Please revise the preliminary proxy statement to specifically highlight that you did not file this proxy statement to seek to extend the termination date until after the July 18, 2025 termination date had already passed, and explain why you did not seek to extend such deadline for completing an initial business combination before the termination date passed.

Response: The Amended Proxy has been revised on pages 2 and 6, page 18 in the “Questions and Answers about the Extraordinary General Meeting” section and page 21 in the “Risk Factors” section to highlight the fact that the Company did not file the proxy statement to seek shareholder approval for the Extension until after the Termination Date had passed and to explain the Company’s reasoning in failing to do so.

3.	We note your revised disclosure in response to prior comment 3 and reissue it. Please revise the preliminary proxy statement to clearly discuss the applicable provisions of the trust agreement. For example, although you discuss that “[y]our Trust Agreement has similar provisions [to the existing charter] in connection with the Termination Date and the winding up procedures, including the redemption of all public shares,” you do not specifically discuss Section 1(i) of the trust agreement. Additionally, please revise to clearly disclose any discussions you have had with the trustee regarding its obligations under the Investment Management Trust Agreement, including to commence liquidation of the trust account.

Response: The Amended Proxy has been revised on page 18 in the “Questions and Answers about the Extraordinary General Meeting” section and page 20 in the “Risk Factors” section to expand the discussion of Section 1(i) of the Trust Agreement and the understanding that the Company has reached with the Trustee.

Securities and Exchange Commission

September 2, 2025

If you have further questions or comments, please do not hesitate to contact me at 202-776-5248 or atucker@duanemorris.com. Thank you very much for your assistance.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker

AMT